UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Intertape Polymer Group Inc.

(Exact name of registrant as specified in its charter)

Canada	1-10928	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada	H4M 2X5
(Address of principal executive offices)	(Zip Code)

Gregory A. Yull, Chief Executive Officer, (877) 318-5752

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of Intertape Polymer Group Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 through December 31, 2013. The applicable rules require disclosure on this Form SD of certain information when a company manufactures or contracts to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, or wolframite or the derivatives tantalum, tin or tungsten (collectively, “Conflict Minerals”). The “Covered Countries” for purposes of the applicable rules are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.

The Company took certain steps to determine whether it manufactures or contracts to manufacture any products containing Conflict Minerals. As a result of these investigative procedures, which included an internal review of materials and products purchased, their known chemical ingredients and certain inquiries of the Company’s suppliers, the Company determined that one of its plants has used a catalyst (“Catalyst”) in its manufacturing process that contains tin, a Conflict Mineral.

As a result of learning that the Catalyst contains a Conflict Mineral, the Company conducted a good faith reasonable country of origin inquiry to determine whether the tin contained within the Catalyst originated in a Covered Country. As a result of the inquiry, the supplier of the Catalyst provided the Company with a document based on the reporting template created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. In this document, the supplier stated that, based on its inquiries and good faith reasonable country of origin inquiry, it does not believe that the tin is from a Covered Country.

Other than the Catalyst, the Company currently has discovered no other indications of Conflict Minerals and currently believes that none of its other products contain Conflict Minerals.

The Company is many levels removed from the mines, smelters and refiners of Conflict Minerals. Consequently, it is possible that a reasonable inquiry of the Company’s supply chain would not alert the Company to the presence of trace amounts of a Conflict Mineral, other than the Catalyst.

Website Disclosure

This Conflict Minerals disclosure is also available on the Company’s website at http://intertapepolymer.com/InvestorRelations/FPRR/Pages/AnnualReports.aspx. The information contained on our website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

Item 1.02 Exhibit

Not Applicable.

Section 2 - Exhibits

Item 2.01 Exhibits

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INTERTAPE POLYMER GROUP INC.
(Registrant)

	By:	/s/ Gregory A. Yull
Dated June 2, 2014		Gregory A. Yull, Chief Executive Officer

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